082-03209



10015652

Puxkandl, Bibiana-Maria

Von: Investor Relations
Gesendet: Freitag, 23. April 2010 15:01
An: Investor Relations
Betreff: OMV Ordinary Annual General Meeting on May 26, 2010 - - TBB

Anlagen: OMV_Convocation General Meeting 2010_e.pdf

SUPPL

Ladies and gentlemen,

We are pleased to inform you about the Ordinary Annual General Meeting of OMV Aktiengesellschaft.



OMV_Convocation General Meetin...

The **Annual General Meeting** will be held on **May 26, 2010** in the Austria Center Vienna (ACV), Bruno-Kreisky-Platz 1, 1220 Vienna, at 2.00pm (CET). The ACV can be reached by using the subway line U1, station Kaisermühlen - Vienna International Centre (VIC), exit Schüttaustraße. In case you arrive with your car, you can use the car park facility free of charge.

The presentation will be webcast live on OMV's website www.omv.com > Investor Relations > Events > Annual General Meeting 2010. A replay will be available after the event.
Further details are enclosed herewith.
If we can be of any further assistance, please do not hesitate to call our Investor Relations Team at +43 1 404 40-21600.

Yours sincerely,

Investor Relations Team

OMV Aktiengesellschaft
Trabrennstraße 6-8
1020 Wien / Vienna
Austria
Tel. + 43 (1) 40 440-21600
Fax + 43 (1) 40 440-621600
www.omv.com

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5/5

OMV Aktiengesellschaft
Vienna

Corporate register number: 93363z
ISIN: AT 0000743059

Convocation of the Annual General Meeting

on May 26, 2010, at 2.00 pm (CET), at the AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, 1220 Vienna, Austria.

The meeting will be webcasted at www.omv.com. The webcast will end after the Executive Board's report on the 2009 financial year. The recording will remain accessible after the Meeting.

Agenda

1. Submission and consideration of the adopted individual annual financial statements 2009, directors' report and corporate governance report, the consolidated financial statements 2009 and directors' report, the proposal of application of the profit and the report of the Supervisory Board for the year ending December 31, 2009.
2. Resolution regarding the application of the profit for 2009 reported in the annual financial statements.
3. Resolution on the discharge of the Executive Board for the 2009 financial year.
4. Resolution on the discharge of the Supervisory Board for the 2009 financial year.
5. Resolution on the remuneration of the Supervisory Board for the 2009 financial year.
6. Appointment of the auditor and Group auditor for the 2010 financial year.
7. Supervisory Board elections.
8. Resolution on amendment to the Articles of Association reflecting the *Aktienrechts-Änderungsgesetz* [Stock Corporation (Amendment) Act] 2009 as well as the exclusion of certification of shares and adaption of wording.
9. Resolution on the 2010 Long Term Incentive Plan.

Documents for the General Meeting

To prepare for the General Meeting, the following documents will be available to shareholders from today, or May 5, 2010 at the latest:

- the documents listed in agenda item 1;
- the joint resolutions of the Executive and Supervisory Boards concerning agenda items 2, 3, 4, 5, 8 and 9;
- the resolutions of the Supervisory Board concerning agenda items 6 and 7, and the declarations of the persons nominated for the Supervisory Board elections regarding their academic qualifications, professional or similar experience, and concerns with regard to potential conflicts of interest.

Each shareholder is entitled to inspect these documents at the Company's headquarters at Trabrennstraße 6-8, 1020 Vienna, during business hours.

In addition, the individual and consolidated financial statements, each including annexes, will be published in the Amtsblatt zur Wiener Zeitung [official gazette section of the Wiener Zeitung] on May 29, 2010.

The specified documents, the complete text of this convocation, and forms for granting and revoking a proxy and all further publications of the Company in connection with this General Meeting will also be freely available on the Company's website www.omv.com › OMV Holding › Investor Relations › Corporate Governance & Organization › General Meeting › AGM 2010 from May 5, 2010, and shall be provided in electronic form pursuant to section 82(9) *Börsegesetz* [Stock Exchange Act], to the extent required by law.

Attendance of shareholders at the General Meeting

By reason of the *Aktienrechts-Änderungsgesetzes* [Stock Corporation (Amendment) Act] (AktRÄG) 2009, the provision in section 18 of the Articles of Association regarding depositing of shares as a requirement for attendance of the General Meeting does not apply. The provision is replaced by the statutory provisions in section 111 *Aktiengesetz* [Stock Corporation Act] (AktG).

Entitlement to attend the General Meeting and to exercise voting rights and all other shareholders' rights at the General Meeting is conditional on shareholdings on the record date, i.e. **24.00 – midnight – (CET/CEST Local Time Vienna), May 16, 2010 (Sunday).**

Only shareholders who provide evidence of their shareholdings on the record date are entitled to attend the General Meeting.

Deposited bearer shares
Evidence of shareholdings on the specified date must be furnished by way of a confirmation issued by the bank where the shareholder has deposited his/her shares (deposit confirmation) if the bank is domiciled in a member state of the EEA or OECD. Shareholders who have deposited their shares with a bank which does not meet these criteria are requested to contact the Company.

The deposit confirmation must be issued in German or English in accordance with the relevant statutory provisions (section 10a AktG) and contain the following information:

1. Details of the issuing bank: Name (company) and address;
2. Shareholder details: Name (company) and address, date of birth in the case of natural persons, corporate register and register number in the case of legal persons;
3. Deposit number or other relevant description;
4. Details of the shares: Number of shares and their designation or ISIN;
5. Express declaration that the confirmation relates to the deposit holding as at 24.00 – midnight – (CET/CEST Local Time Vienna), May 16, 2010.

Non-deposited bearer shares
Shareholders who have not deposited their shares in a securities account may provide evidence of their shareholdings as at 24.00 – midnight (CET/CEST Local Time Vienna), May 16, 2010 by means of a written confirmation in German or English issued by an Austrian notary public; paragraphs 1, 2, 4, and 5 above shall apply by analogy to the content of such confirmation.

Deposit confirmations or confirmations issued by notaries public must be received by the Company by **24.00 – midnight – (CET/CEST Local Time Vienna), May 20, 2010**, by one of the following means only:

- via mail, courier or in person to OMV Aktiengesellschaft, c/o Wolfgang Baumann, Trabrennstraße 6-8, 1020 Vienna;
- as an un-editable document (PDF) in electronic form to anmeldung.omv@hauptversammlung.at;
- by fax to +43 1 8900 500 56.

According to section 262(20) AktG receipt of deposit confirmations via internationally used specific secured communication net (SWIFT) shall be excluded for the present General Meeting and until further notice.

Transmission of the deposit confirmation or the confirmation of the notary public to the Company shall also constitute the shareholder's registration for attendance of the General Meeting. Where possible, banks are requested to send deposit confirmations collectively (in list form).

Shareholders are not blocked by registering their attendance at the General Meeting or by sending deposit confirmations; shareholders may continue to freely dispose of their shares after registration or transmission of a deposit confirmation.

Representation of shareholders at the General Meeting

Each shareholder who is entitled to attend the General Meeting has the right to appoint a natural or legal person to represent him/her. The proxy holder attends the General Meeting on behalf of the shareholder and has the same rights as the shareholder represented.

Each proxy must name the proxy holder(s). Shareholders are not restricted in terms of the number of persons they appoint to represent them and in their choice of proxy holder. However, the Company itself, or a member of the Executive or Supervisory Boards, may only exercise the right to vote as a proxy holder if the shareholder has provided express instructions regarding the individual agenda items.

A shareholder may grant a proxy to the bank where he/she has deposited his/her shares subject to the agreement of that bank. In such case, in addition to the deposit confirmation, it is sufficient for the bank to provide the Company with a declaration by one of the permitted means (see above) that it has been granted a proxy; the proxy itself need not be sent to the Company in this case.

A proxy may be revoked by the shareholder. The revocation becomes effective upon receipt by the Company.

Declarations concerning the granting and revoking of proxies may be sent to the Company in text form, not later than **4.00 pm, May 25, 2010**, by one of the following means:

- via mail, courier or in person to OMV Aktiengesellschaft, c/o Wolfgang Baumann, Trabrennstraße 6-8, 1020 Vienna;
- as an un-editable document (PDF) in electronic form to anmeldung.omv@hauptversammlung.at;
- by fax to +43 1 8900 500 56.

As a service, we provide our shareholders with the option of having their voting right exercised by an independent proxy appointed by the Company – the *Interessenverband für Anleger* [Association for Investors] (IVA), Feldmühlgasse 22, 1130 Vienna, office@iva.or.at, tel. +43 (0)1 8763343-30. Michael Knap (michael.knap@iva.or.at) will represent shareholders at this General Meeting on behalf of the Association for Investors.

The shareholder must request a deposit confirmation from the bank where his/her shares are deposited. Michael Knap must be granted a written authorization to act as a proxy on this deposit confirmation (or on a separate sheet). The deposit confirmation and written authorization must be sent by the shareholder to Mr. Knap, c/o IVA, Feldmühlgasse 22, 1130 Vienna. As the deposit confirmation and original proxy must be received by the IVA in time before the General Meeting, we would request that shareholders bear postal delivery durations in mind. The shareholder must provide Mr. Knap with instructions as to how he (or a sub-proxy authorized by Mr. Knap) should exercise the voting right.

Michael Knap exercises the voting right exclusively on the basis of the instructions given by the shareholder, and without express instructions the proxy is invalid. Should separate votes be taken on each clause of an agenda item, an instruction provided in connection therewith shall apply to each sub-item. Please note that Mr. Knap does not accept any requests to make comments, object to General Meeting resolutions, ask questions or propose resolutions.

Resolutions to be put to the vote are posted on the Company's website at www.omv.com › OMV Holding › Investor Relations › Corporate Governance & Organization › General Meeting › AGM 2010 as soon as they come to the knowledge of the Company.

An e-mail address has been set up for the General Meeting to give shareholders the possibility of giving or amending instructions at short notice during the General Meeting. This e-mail address is: omv@hauptversammlung.at.

We recommend that shareholders use the form available on the internet at www.omv.com › OMV Holding › Investor Relations › Corporate Governance & Organization › General Meeting› AGM 2010 to grant or revoke authorizations.

Shareholders' rights in connection with the General Meeting

Shareholders whose holdings represent a combined total of at least 5% of the capital stock for at least three months may require in writing the inclusion and announcement of additional General Meeting agenda items by **May 5, 2010**. A resolution and justification thereof must be submitted for each agenda item.

Shareholders whose holdings represent a combined total of at least 1% of the capital stock may submit resolutions in text form for each agenda item, to be accompanied by a justification, by **May 14, 2010**, and require the resolutions to be posted on the Company's website with the names of the relevant shareholders and the justification.

Further information regarding these rights, and in particular how to submit resolutions to the Company and evidence shareholdings is now available on the internet at www.omv.com › OMV Holding › Investor Relations › Corporate Governance & Organization › General Meeting › AGM 2010.

Only shareholders whose holdings represent a combined total of at least 1% of the share capital may nominate candidates for election to the Supervisory Board (item 7 on the agenda). Nominations must be submitted to the Company by **May 14, 2010**, in the way described above. Each nomination must be accompanied by the nominee's academic qualifications, professional or similar experience, and concerns with regard to potential conflicts of interest. Every shareholder may propose resolutions during the Meeting in regard of every other agenda item without prior notification.

Every shareholder has the right to request information regarding Company matters at the General Meeting, provided that such information is necessary for the proper assessment of agenda items. The duty to provide information extends to legal and business relationships between the Company and Group companies, and to the condition of the Group and its consolidated subsidiaries. Such information must comply with the principles of diligent and truthful accountability. Information may be denied if, according to reasonable commercial judgment, it could cause significant harm to the Company or a Group company, or if the provision of information would be unlawful.

Total number of shares and voting rights

At the time of convocation of the General Meeting, the Company's share capital was divided into 300,000,000 no par shares. Each share confers one vote. Shares owned by the Company do not confer any voting rights. Currently 298,780,380 voting rights can be exercised. Where effective shares at a nominal value of ATS 100 or ATS 1,000 are still in circulation, these will be admitted to the General Meeting up until they are exchanged, retaining their voting and profit entitlements. One vote will be granted per share with a nominal value of ATS 100, and 10 votes per share with a nominal value of ATS 1,000.

To avoid the need for inquiries, when issuing deposit confirmations banks are requested to indicate how many no par shares or shares with a nominal value of ATS 100 or ATS 1,000 have been deposited.

A dividend resolved on by the General Meeting becomes due 30 days after the General Meeting's resolution pursuant to section 23(6) of the Articles of Association of OMV Aktiengesellschaft, unless resolved otherwise. A relevant dividend announcement will be made on May 29, 2010. Shareholders may exercise their dividend rights through their deposit bank by submitting coupon no. 37; the bank will credit the dividend to the relevant account via the payment points.

Admission to the General Meeting

Shareholders or their proxies are advised that they must present an official identification document (driver's license, passport or identity card) to confirm their identities upon admission to the General Meeting. We would request that you bear in mind the large expected attendance and the usual safety procedures when planning your arrival time. Admission to obtain ballot forms commences at 12.30 pm.

The General Meeting is the key governing body of a stock corporation as it is the forum for the Company's owners – the shareholders. We therefore hope you will appreciate that we cannot turn a General Meeting into an event for guests, much as we value such interest, and that attendance by guests is limited and only possible after prior registration by telephone (Tel. +43 (0)1 40440-21417).

Vienna, April 2010 **The Executive Board**